UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Triterras, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G6455A107

(CUSIP Number)

Srinivas Koneru

9 Raffles Place, #23-04 Republic Plaza

Singapore 048619

+65 6661 9240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Exhibit Index Appears on Page 7

SCHEDULE 13D

CUSIP No. G6455A107	Page 2 of 8 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IKON Strategic Holdings Fund
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,324,484 (1)
	8	Shared voting power None
	9	Sole dispositive power 10,324,484 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 10,324,484 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.0% (2)
14	Type of reporting person (see instructions) HC

(1)	In its capacity as the direct owner of 10,324,484 Ordinary Shares, par value $0.0001 per share of the Company (“Ordinary Shares”).

(2)	All calculations of percentage ownership herein are based on a total of 83,195,869 Ordinary Shares issued and outstanding as of November 11, 2020, as reported on the Form 20-F filed with the SEC by the Company on November 16, 2020.

SCHEDULE 13D

CUSIP No. G6455A107	Page 3 of 8 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Symphonia Strategic Opportunities Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Mauritius

Number of shares beneficially owned by each reporting person with	7	Sole voting power 51,622,419 (1)
	8	Shared voting power None
	9	Sole dispositive power 51,622,419 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 51,622,419 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 62.6%
14	Type of reporting person (see instructions) PN

(1)	10,324,484 Ordinary Shares in its capacity as the sole shareholder of IKON and in its capacity as the direct owner of 41,297,935 Ordinary Shares.

SCHEDULE 13D

CUSIP No. G6455A107	Page 4 of 8 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Srinivas Koneru
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 51,622,419 (1)
	8	Shared voting power None
	9	Sole dispositive power 51,622,419 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 51,622,419 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 62.6%
14	Type of reporting person (see instructions) IN

(1)	10,324,484 Ordinary Shares in his capacity as the indirect owner of IKON and 41,297,935 Ordinary Shares in his capacity as the direct owner of SSOL.

SCHEDULE 13D

CUSIP No. G6455A107	Page 5 of 8 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of Triterras, Inc., a Cayman Islands exempted company (the “Company”), which has its principal executive office at 9 Raffles Place, #23-04 Republic Plaza Singapore 048619.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by IKON Strategic Holdings Fund, a Cayman Islands exempt company, (“IKON”) Symphonia Strategic Opportunities Limited, a Mauritius Company (“SSOL”) and Mr. Srinivas Koneru (“Mr. Koneru” and, together with IKON and SSOL, the “Reporting Persons”). The sole director of IKON is Srinivas Koneru and its sole shareholder is SSOL. SSOL is wholly beneficially owned by Srinivas Koneru).
(b)	The business addresses of IKON is c/o Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. The business address of SSOL is 42 Hotel Street 3rd Floor, GFin Tower Cybercity Ebene, Mauritius. The principal business address of Mr. Koneru is 9 Raffles Place, #23-04 Republic Plaza Singapore 048619.
(c)	The principal business of IKON and SSOL is to serve as investment holding vehicles for Mr. Koneru. The principal occupation of Mr. Koneru is serving as Chief Executive Officer of the Company.
(d)	(e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Koneru is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the terms of that certain Business Combination Agreement, dated as of July 29, 2020, and amended as of August 28, 2020, by and among Netfin Acquisition Corp., the Company, Netfin Merger Sub, MVR Netfin LLC, IKON and SSOL, as such agreement may be amended or otherwise modified from time to time in accordance with its terms (the “Business Combination Agreement”), the securities of Triterras Fintech Pte. Ltd. (“Fintech”) beneficially owned by the Reporting Persons immediately prior to the effective time of the merger were exchanged in accordance with the terms of the Merger Agreement for 51,622,419 Ordinary Shares, up to an additional 15,000,000 Ordinary Shares upon the Company meeting certain financial or share price thresholds (the “Earn-out Shares”) and $60,000,000 in cash.

The Reporting Persons founded Fintech, and expended their own capital to acquire the securities of Fintech held by them prior to the consummation of the merger contemplated by the Business Combination Agreement.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes.

The Reporting Persons do not currently have any plans or proposals with respect to:

(a)	Except as set forth below in this Item 4, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company's business or corporate structure;
(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the Company to be delisted from the Nasdaq;

SCHEDULE 13D

CUSIP No. G6455A107	Page 6 of 8 Pages

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

The Reporting Persons intend to review their investment in the Company’s Ordinary Shares on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Ordinary Shares or selling some or all of their Ordinary Shares.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) The Business Combination was consummated on November 10, 2020. The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5.  Except as disclosed in this Schedule 13D, none of the Reporting Persons, has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 above is incorporated by reference herein.

Registration Rights Agreement

On the Closing Date, the Company entered into a registration rights agreement (the “RRA”) with Netfin Acquisitions Corp., MVR Netfin LLC, SSOL, IKON, Martin Jaskel, Richard Mauer, Marat Rosenberg and Vadim Komissarov (together SSOL, IKON, Messrs. Jaskel, Mauer and Rosenberg, the “Holders”). Under the RRA, the Company has certain obligations to register for resale under the Securities Act of 1933, as amended, all of our Ordinary Shares and Warrants held by the Holders on the Closing Date and any other securities issued or issuable with respect to any such Ordinary Shares and Warrants by way of a share split, share dividend, recapitalization, exercise, exchange or similar event or otherwise (including the underlying ordinary shares issuable upon the exercise of any Warrants) (collectively, the “Registrable Securities”).

The Company is required to, within 90 days of the Closing Date, file a registration statement registering the resale of the Registrable Securities. Additionally, the Holders may demand an underwritten offering of their Registrable Securities if the Registrable Securities to be sold in such offering have a value of more than $10 million. However, the Company will not be obligated to effect more than three underwritten offerings in any calendar year or two in any rolling-six-month period. Holders also have certain “piggy-back” registration rights with respect to registration statements. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by the full text of the RRA, which is incorporated by reference hereto as Exhibit B and is incorporated by reference herein.

SCHEDULE 13D

CUSIP No. G6455A107	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
A	Joint Filing Agreement by and among the Reporting Persons.
B	Registration Rights Agreement (incorporated herein by reference from Exhibit 10.2 to Netfin Acquisition Corp.’s Current Report on Form 8-K filed on November 10, 2020)

SCHEDULE 13D

CUSIP No. G6455A107	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: November 24, 2020

IKON Strategic Holdings Fund

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director

Symphonia Strategic Opportunities Limited

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director

Srinivas Koneru

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 24, 2020

IKON Strategic Holdings Fund

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director

Symphonia Strategic Opportunities Limited

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director

Srinivas Koneru

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru